Power & Digital Infrastructure Acquisition II Corp.

321 North Clark Street, Suite 2440

Chicago, Illinois 60654

December 4, 2023

VIA EDGAR

Attention:	Laura Veator
Stephen Krikorian
Austin Pattan
Jan Woo

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Power & Digital Infrastructure Acquisition II Corp.
Registration Statement on Form S-4
Filed August 9, 2023
File No. 333-273821

Ladies and Gentlemen:

This letter sets forth the response of Power & Digital Infrastructure Acquisition II Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 9, 2023, with respect to Amendment No. 2 to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 3 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Statements

Description of the Business Combination, page 56

1.	In your response to prior comment two you state that while you believe the continued service of the applicable holders of Montana Class A Common Units and Montana Class B Common Units as directors, officers or employees of the Post-Combination Company is integral to the achievement of the milestones that will determine whether Earnout Shares are payable, you do not view the requirement that holders of Montana Options Earnout Shares continue providing services to the Post-Combination Company in order to receive Earnout Shares as an in-substance service period. Clarify how you considered whether there is an in substance service period with respect to the Earnout Shares payable to the holders of Montana Common Units and how you considered whether these shares should be accounted for as post combination compensation expense in accordance with ASC 718. Tell us how you considered all the factors in ASC 805 10-55-25. Revise your disclosures to clarify the factors you considered in making this determination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that there are three individuals who hold Montana Class A Common Units and Montana Class B Common Units who currently serve as officers of or service providers to Montana and are expected to serve as executive officers of or service providers to the Post-Combination Company. These individuals are also holders of Montana Options. As discussed in our response to comment seven in our letter dated October 2, 2023, the Merger Agreement includes an explicit service condition requiring holders of Montana Options to remain in continued employment with or provide services to the Post-Combination Company in order to be eligible to receive Earnout Shares relating to such Montana Options. We have revised our prior conclusion, and now believe that this explicit requirement with respect to the eligibility to receive Earnout Shares pursuant to the Merger Agreement creates an in-substance service period with respect to the Earnout Shares that holders of Montana Options are eligible to receive with respect to their Montana Class A Common Units and Montana Class B Common Units. For these three individuals, we have revised the pro formas to treat all of their Earnout Shares (that is, the Earnout Shares received for being holders of Montana Options, Montana Class A Common Units and Montana Class B Common Units) as a post-combination compensation expense since their continued involvement is considered critical to the success of Montana’s business plan and the achievement of the EBITDA targets required to trigger the payout of the Earnout Shares.

We then evaluated the remaining holders of Montana Class A Common Units and Montana Class B Common Units (who are not holders of Montana Options) to determine whether such Earnout Shares are compensatory. The purpose of providing an earnout to all existing Montana unitholders is to reward these individuals for their prior investment in the successful development of a prototype AirJoule unit. In concluding that the Earnout Shares for these remaining unitholders (who are not holders of Montana Options) should be treated as contingent consideration, we analyzed the factors in ASC 805-10-55-25 as follows:

a.	Continuing employment. There are no elements in the earnout provisions that require continued employment by an existing Montana unitholder with the Post-Combination Company to be eligible to receive Earnout Shares in respect of their Montana Class A Common Units and Montana Class B Common Units. Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional consideration rather than compensation.

A1. In-substance service period – As there is no continuing employment requirement for Earnout Shares issued in respect of Montana Class A Common Units and Montana Class B Common Units, we further considered whether there is an in-substance service period for the remaining unitholders who are not holders of Montana Options and concluded that there is not, because, for such individuals:

●	They are not considered integral to the future success of Montana’s business (only one of the unitholders who is not a holder of Montana Options is a director, officer or service provider to Montana and he is not integral to Montana’s business plan. He received his units by investing capital in the Company commensurate with other investors around the same time and is receiving the same number of Earnout Shares as other unitholders on a per share basis, regardless of his role as a director).
●	They do not have specialized industry knowledge that they are expected to provide to the Post-Combination Company.
●	The EBITDA earnout targets have the same probability of being met regardless of whether they continue to hold such units (since they are not providing any services to the Company other than the one director described above).
●	They do not have any employment or noncompete agreements with the Company.

b.	Duration of continuing employment. For the remaining unitholders who are not holders of Montana Options, there are no elements that tie the Earnout Shares that they are eligible to receive in respect of Montana Class A Common Units and Montana Class B Common Units to employment or a defined service period.

c.	Level of compensation. None of the remaining unitholders will be employees or provide services to the Post-Combination Company with the exception of one individual who will be a director of the Post-Combination Company and who will be compensated accordingly. This compensation will be consistent with the compensation received by other directors for their services as directors of the Post-Combination Company regardless of whether they are unitholders, which indicates that his Earnout Shares are not compensatory, but that they are being received because of his prior investment in the Company.

d.	Incremental payments to employees. There are no incremental payments to anyone holding Montana Class A Common Units or Montana Class B Common Units.

e.	Number of shares owned. The total percentage of units attributable to unitholders who will continue on as employees of and service providers to the Post-Combination Company (and for whom such Earnout Shares are being treated as a post-combination compensation expense) is approximately 28% (representing Montana Class A Common Units, Montana Class B Common Units and Montana Options). This small percentage indicates that the contingent payment for the other unitholders is additional consideration rather than a profit-sharing arrangement. In addition, all unitholders receive the same amount of Earnout Shares on a per-share basis.

f.	Linkage to the valuation. If the initial consideration transferred at the acquisition date is based on the low end of a range established in the valuation of the acquiree and the contingent formula relates to that valuation approach, that fact may suggest that the contingent payments are additional consideration. The initial consideration transferred was at the low end of the range, which suggests the contingent payment is for consideration of the transactions and not compensation. Additionally, there are no previous profit-sharing arrangements that are consistent with this earnout formula.

g.	Formula for determining consideration. The earnout is based on the achievement of certain targeted Annualized EBITDA thresholds, which suggests that the earnout is contingent consideration for the Business Combination rather than compensation, as the consideration will be increased if the Annualized EBITDA is at or greater than expected thresholds, supporting the incremental consideration.

h.	Other agreements and issues. For the unitholders who are not holders of Montana Options, there are no other agreements and issues that would suggest the payment of the earnout is for anything other than consideration related to the Business Combination. There are no other arrangements that would suggest the earnout is for compensation with respect to the rest of the Earnout Shares.

Based on all of the factors above, the Company concluded that the Earnout Shares issuable to the holders of Montana Class A Common Units and Montana Class B Common Units that are not employees of the Company nor holders of Montana Options should be treated as additional consideration as opposed to a post-combination compensation expense. Earnout Shares issuable to holders of Montana Options and to holders of Montana Class A Common Units and Montana Class B Common Units that are also option holders will be treated as post-combination compensation expense.

The Business Combination

Recommendation of the XPDB Board and Reasons for the Business Combination, page 163

2.	We note your revised disclosure indicates that although Montana does not have contractual revenue arrangements in place, the XPDB Board believed the illustrative potential Annualized EBITDA contained in the financial analysis was reasonable because the illustrative average sales volume of contactors provided by Montana was based on estimates provided to Montana by global suppliers. Please revise your disclosures to clarify this statement, including the specific suppliers that provided the estimates and how they estimated sales volumes solely attributable to your company. Clarify the specific assumptions they used and how they are objectively determinable.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures to clarify that the estimates provided by global suppliers are estimates as to the capital expenditures required to upgrade or build production lines with a certain level of production capacity. The Company has further clarified its disclosures to state the assumption that all units produced will be sold and the board’s reasoning for why it believed this was a reasonable assumption.

The Company has revised the disclosure on pages 165 and 166 of the Revised Registration Statement accordingly.

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630 or Lance K. Hancock of Kirkland & Ellis LLP at (801) 877-8120 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

POWER & DIGITAL INFRASTRUCTURE ACQUISITION II CORP.

/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Chief Executive Officer

Enclosures

cc:	Debbie P. Yee, P.C., Kirkland & Ellis LLP
Lance K. Hancock, Kirkland & Ellis LLP

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